
Mail Stop 3561

December 22, 2016

<u>Via E-mail</u>
Mr. Glen Hargreaves
Interim Chief Financial Officer
Healthways, Inc.
701 Cool Springs Boulevard
Franklin, TN 37067

> **Re:** **Healthways, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 000-19364**

Dear Mr. Hargreaves:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining